UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

METABASIS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

59101M105

(CUSIP Number)

Charles Berkman

Ligand Pharmaceuticals Incorporated

11085 North Torrey Pines Road, Suite 300

La Jolla, CA 92037

(858) 550-7835

Copy to:

Hayden Trubitt

Stradling Yocca Carlson & Rauth

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 59101M105	13D/A	Page 2 of 4 Pages

(1)	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,147,294
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,147,294
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,147,294
(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 100%
(14)	Type of Reporting Person (see instructions) CO

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by Ligand Pharmaceuticals Incorporated (“Ligand”) on November 19, 2009 (the “Original Schedule 13D”).

Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

On January 27, 2010, pursuant to the terms of the Merger Agreement (as amended by an amendment thereto dated as of November 25, 2009) and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Issuer, with the Issuer as the surviving corporation in the Merger. Ligand thereby acquired 100% of the Shares and is now the sole owner of the Issuer.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby revised in part as set forth below:

The address of the principal business and of the principal office of Ligand is 11085 North Torrey Pines Road, Suite 300, La Jolla, California 92037.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Ligand has acquired 100% of the Shares of the Issuer; the Shares will no longer be traded on NASDAQ, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Ligand has acquired, in the Merger, all 35,147,294 of the outstanding Shares and Ligand now owns 100% of the stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented as set forth below:

Exhibit 3	Amendment to Agreement and Plan of Merger, dated as of November 25, 2009, among Ligand Pharmaceuticals Incorporated, Moonstone Acquisition Inc., Metabasis Therapeutics, Inc. and David F. Hale as Stockholders’ Representative (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on November 25, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2010	LIGAND PHARMACEUTICALS INCORPORATED

	By:	/s/ CHARLES S. BERKMAN
Charles S. Berkman, Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).